

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0306

Mail Stop 3561

July 28, 2006

Gordon Laschinger, Principal Executive OFficer
Northern Ethanol, Inc.
193 King Street East
Suite 300
Toronto, Ontario, M5A 1J5
Canada

> **Re:** **Northern Ethanol, Inc.**
> **Item 4.01 Form 8-K**
> **Filed July 21, 2006**
> **File No. 0-51564**

Dear Mr. Laschinger:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K Item 4.01

1.   Revise to state the specific date your former auditors were dismissed. You current disclosure states "effective" July 20, the firm of Raich Ende Malter & Co. LLP ("REM") was dismissed.

2.   You state "as of and for the fiscal year ended December 31, 2005, and the interim period through July 18, 2006, there were no disagreements with REM on any matter of accounting principles or practices…."   Revise to disclose if there were any disagreements for the period from November 29, 2004 (inception) to December 31, 2004 and from July 18, 2006 through July 20, 2006. If the

dismissal date was July 18, 2006, the latter part of this comment is not applicable and you should revise first paragraph of your Form to reflect the proper dismissal date.

3.   Disclose whether the former auditor's report on your financial statements <u>for either of the past two years</u> contained an adverse opinion, a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles and, if so, describe the nature of each adverse opinion, disclaimer of opinion, modification or qualification.

4.   To the extent that you amend the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with your Item 304 disclosures, or the extent to which the accountant does not agree.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review

of your filing or in response to our comments on your filing.

If you have any questions, please call Babette Cooper at (202) 551-3396.

Sincerely,

Babette Cooper
Staff Accountant